 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Osewalt, Richard J. (Last) (First) (Middle) 500 Main Street c/o Legal Department (Street) Groton, MA 01471-0001 (City) (State) (Zip) USA	2. Date of Event Requiring Statement (Month/Day/Year) August 01, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
New England Business Service, Inc.   NEB
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock Par Value $1.00	687.100	I	By 401(k) (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Osewalt, Richard J. - August 2002
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Options (Right to Buy)	01/24/1997 (2) | 01/24/2007	Common Stock Par Value $1.00 - 2,000.000	$20.500	D
Options (Right to Buy)	10/19/2000 (3) | 10/19/2010	Common Stock Par Value $1.00 - 7,000.000	$15.000	D
Options (Right to Buy)	10/25/2001 (4) | 10/25/2011	Common Stock Par Value $1.00 - 6,000.000	$17.890	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
/s/ Richard J. Osewalt ________________________________ 08-07-2002 ** Signature of Reporting Person Date Page 2 SEC 1473 (3-99)

Osewalt, Richard J. - August 2002
Form 3 (continued)
FOOTNOTE Descriptions for New England Business Service, Inc. NEB

Form 3 - August 2002

Richard J. Osewalt
500 Main Street
c/o Legal Department
Groton, MA 01471-0001
Explanation of responses:

(1)   401(K) is a unitized stock fund consisting of company stock and cash and the amount of securities listed on this form is expressed in equivalent shares. The amount of shares attributed to a plan participant and expressed as equivalent shares may change from time to time without the volition of the plan participant and depends upon the amount of cash in the fund, the fair market value of company stock, and the number of plan participants.
(2)   The share options vested in 3 yearly installments of 1,000 beginning 01/24/98; 2,000 options remain exercisable from that grant as of this date.
(3)   The share options vest in 4 yearly installments of 2,250 beginning 10/19/2000; 2,500 options of the total grant are currently exercisable as of this date.
(4)   The share options vest in 4 yearly installments of 1,500 beginning 10/25/2001; 1,500 options of the total grant are currently exercisable as of this date.

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